SEC
Mail Processing
Section

FEB 27 2012

Washington, DC
122

[redacted]

12013980

UN
SECURITIES ANI
Washi

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40426

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madison Avenue Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15050 Avenue of Science, Suite 150
(No. and Street)

San Diego, (City) CA (State) 92128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Connie Knapp 858-207-1305
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio North, Suite 500, San Diego, CA 92108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Connie Knapp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Avenue Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP & CFO

Title

Notary Public

MARTIN MC NEES
Commission # 1964969
Notary Public - California
San Diego County
My Comm. Expires Jan 22, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements for brokers and dealers under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5.

*** *For Conditions of Confidential Treatment of Certain Portions of this Filing, See Section 240.17a-5(e)(3).*

MADISON AVENUE SECURITIES, INC.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

MADISON AVENUE SECURITIES, INC.

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Madison Avenue Securities, Inc.
San Diego, California

We have audited the accompanying statements of financial condition of Madison Avenue Securities, Inc. (the "Company") as of December 31, 2011 and 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Madison Avenue Securities, Inc. as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II, III, and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PKF

San Diego, California
February 22, 2012

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

MADISON AVENUE SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2011 and 2010

	2011	2010
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,469,521	$ 1,380,602
Security positions - long at market	49,413	-
Commissions receivable	215,315	317,878
Registered representative receivables, net	63,402	144,593
Prepaid expenses	139,565	126,510
Income taxes receivable	21,200	22,000
Deferred tax assets	174,000	145,000
Total current assets	2,132,416	2,136,583
Property and equipment, net	4,001	3,946
Deposits with clearing organizations	100,000	100,000
Goodwill	64,000	64,000
Deferred tax assets	26,000	27,000
Other assets	9,573	9,573
Total assets	$ 2,335,990	$ 2,341,102
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 68,205	$ 25,068
Accrued liabilities	105,507	2,609
Security positions - sold not yet purchased	-	9,426
Commissions payable	326,453	479,647
Employment liabilities	179,451	116,378
Note payable	167,441	158,400
Related party payable	118,655	139,564
Other liabilities	112,896	81,800
Total liabilities	1,078,608	1,012,892
COMMITMENTS AND CONTINGENCIES (Note 11)		
STOCKHOLDER'S EQUITY		
Common stock, $0.10 par value;		
Authorized shares - 2,000,000		
Outstanding shares - 1,000,000	100,000	100,000
Additional paid-in-capital	3,276,416	3,276,416
Accumulated deficit	(2,119,034)	(2,048,206)
Total stockholder's equity	1,257,382	1,328,210
Total liabilities and stockholder's equity	$ 2,335,990	$ 2,341,102

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Commission revenue	$ 10,677,791	$ 11,079,113
Investment advisory fee revenue	2,546,103	1,580,583
Total commission and investment advisory fee revenue	13,223,894	12,659,696
Trading related revenue	343,988	349,829
Other income	1,527,846	1,405,364
Interest	1,501	4,704
Total revenues	15,097,229	14,419,593
Expenses:		
Commission and fee expense	11,529,120	10,875,631
Employment expense	1,980,544	1,872,076
Operating expense	1,468,198	1,409,207
Trading related expense	190,011	159,909
Interest expense	4,329	3,961
Total expenses	15,172,202	14,320,784
(Loss) income before income taxes	(74,973)	98,809
(Benefit) provision for income taxes	(4,145)	45,666
Net (loss) income	$ (70,828)	$ 53,143

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2011 and 2010

	Common Stock Shares	Common Stock Amount	Additional Paid-in-Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2009	1,000,000	$ 100,000	$ 3,276,416	$ (1,726,349)	$ 1,650,067
Dividends	-	-	-	(375,000)	(375,000)
Net income	-	-	-	53,143	53,143
Balance at December 31, 2010	1,000,000	100,000	3,276,416	(2,048,206)	1,328,210
Net loss	-	-	-	(70,828)	(70,828)
Balance at December 31, 2011	1,000,000	$ 100,000	$ 3,276,416	$ (2,119,034)	$ 1,257,382

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2011 and 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss) income	$ (70,828)	53,143
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation and amortization	1,723	2,081
Loss on disposal of property and equipment	-	172
Provision for losses - registered representative receivables	(8,685)	-
Bad debt expense - registered representative receivables	-	12,000
Bad debt expense - note receivable	-	101,371
Deferred taxes	(28,000)	19,000
Changes in operating assets and liabilities:		
Security positions - long at market	(49,413)	-
Commissions receivable	102,563	(75,881)
Registered representative receivables	257,317	44,586
Related party receivable	-	14,960
Prepaid expenses	(13,055)	(82,114)
Income taxes receivable	800	(22,000)
Other assets	-	(4,633)
Accounts payable	43,137	(5,648)
Accrued liabilities	102,898	(592)
Security positions - sold not yet purchased	(9,426)	9,426
Commissions payable	(153,194)	34,048
Employment liabilities	63,073	33,950
Related party payable	(20,909)	139,564
Income taxes payable	-	(69,500)
Other liabilities	31,096	(40,657)
Net cash provided by operating activities	249,097	163,276
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(1,778)	(4,091)
Note receivable issued to product sponsor	-	(100,000)
Net cash used in investing activities	(1,778)	(104,091)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on note payable	(158,400)	(133,875)
Dividends paid	-	(375,000)
Net cash used in financing activities	(158,400)	(508,875)
Net increase (decrease) in cash and cash equivalents	88,919	(449,690)
Cash and cash equivalents at beginning of year	1,380,602	1,830,292
Cash and cash equivalents at end of year	$ 1,469,521	$ 1,380,602

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, INC.
STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2011 and 2010

	2011	2010
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for income taxes	$ 23,055	$ 111,139
Cash paid during the year for interest	$ 4,329	$ 3,961
NONCASH INVESTING AND FINANCING ACTIVITIES:		
Issuance of note payable in connection with purchase of insurance policy	$ 167,441	$ 158,400

The accompanying notes are an integral part of the financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Madison Avenue Securities, Inc., ("MAS" or the "Company"), was incorporated in Delaware on May 5, 2005 and is a wholly owned subsidiary of Asset Marketing Systems Insurance Services, LLC ("Parent" or "AMS"). The Company provides securities investment services as an introducing broker-dealer. The Company maintains a clearing relationship with Pershing, LLC who carries all MAS customer brokerage accounts on a fully disclosed basis. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company also provides investment advisory services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures at the date of the financial statements, and the amounts of revenues and expenses reported during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

Commissions and Registered Representatives Receivable

Commissions and registered representative receivables at December 31, 2011 and 2010 consist of commission revenues owed to the Company for investments transacted as an introducing broker-dealer and amounts owed from registered representatives. As of December 31, 2011 and 2010, commission receivables were $215,315 and $317,878, respectively. As of December 31, 2011 and 2010, receivables from registered representatives were $63,402 and $144,593, respectively, net of an allowance for uncollectible accounts of $11,594 and $20,279, respectively. The Company monitors losses on a daily basis. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses and determines the allowance based on historical write-off experience, and specific facts.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which range from five to seven years, or the life of the lease if shorter. The Company expenses general repairs and maintenance costs as incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company records commission revenues and related expenses on a trade date basis as securities transactions are executed. Investment advisory fee revenues are recorded during the period in which services are provided. Other revenue represents fees related to product support and registered representative support, recognized when the related fees are incurred or services are provided.

Financial Instruments

The Company does not hold financial instruments for trading purposes as part of its business operations. Substantially all of the Company's financial instruments, which include cash and cash equivalents and indebtedness are carried at the amount that approximates their fair value in accordance with Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, which requires assets and liabilities to be measured at fair value and segregated into one of three levels.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include product issuers, clearing organizations, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

For the years ended December 31, 2011 and 2010, commission revenues from three types of investments, Real Estate Investment Trusts, Direct Participation Products, and Investment Advisory, accounted for approximately 66% and 70%, respectively, of total revenues. As of December 31, 2011 and 2010, no registered representative accounted for more than 10% of gross commission revenues.

The Company maintains its bank accounts at two financial institutions located in California. All funds in non-interest bearing transaction accounts are insured in full by the Federal Deposit Insurance Corporation ("FDIC") from December 31, 2010 through December 31, 2012. This temporary unlimited coverage is in addition to, and separate from, the coverage of at least $250,000 available to depositors under the FDIC's general deposit insurance rules. As of December 31, 2011, the Company had interest bearing transaction accounts with uninsured cash balances of $618,528. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financially stable institutions.

The Company maintained clearing accounts at a financial institution located in New Jersey. The Securities Investors Protection Corporation ("SIPC") insures customers for up to $250,000 cash losses and up to $500,000 in total at these institutions. At December31, 2011 and 2010, the Company had no uninsured cash balances at these institutions. The Company has not experienced any losses in the accounts and management believes it places its cash on deposit with financially stable institutions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income taxes are accounted for utilizing the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. These expected future tax consequences are measured based on currently enacted tax rates. The effect of tax rate changes on deferred tax assets and liabilities is recognized in income during the period that includes the enactment date.

The Company accounts for uncertain tax positions in accordance with ASC 740, *Income Taxes* which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. As of December 31, 2011 and 2010, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2011 and 2010, the Company has no interest or penalties related to uncertain tax positions.

Goodwill

Goodwill is accounted for in accordance with ASC 350, *Intangibles – Goodwill and Other.* Under ASC 350, goodwill is no longer amortized but instead is assessed for impairment at least annually. The goodwill recorded on the balance sheet is the result of the acquisition of Ashland Securities, Inc. in November 2005. Management has evaluated the carrying value of the goodwill and determined there are no indicators of impairment at December 31, 2011 and 2010.

Reclassification

Certain amounts related to prior year's balance sheet presentation have been reclassified to conform to current year's presentation.

Subsequent Events

Management has evaluated subsequent events, as defined by ASC 855, *Subsequent Events,* through the date that the financial statements were available to be issued on February 22, 2012.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2011	2010
Furniture and fixtures	$ 8,031	$ 8,031
Equipment	1,178	1,178
Computer equipment	26,100	24,322
Leasehold improvements	4,091	4,091
	39,400	37,622
Less: accumulated depreciation and amortization	(35,399)	(33,676)
Property and equipment, net	$ 4,001	$ 3,946

Depreciation and amortization expense for the years ended December 31, 2011 and 2010 was $1,723 and $2,081, respectively.

NOTE 4 – NOTE RECEIVABLE

In March 2010, the Company entered into a subordinated note agreement with one of their product sponsors. The terms of the agreement identify the loan principal as $100,000 at an interest rate of 3.25%. The note is subordinated to the investor's interest. The balance was due on August 31, 2010. As of December 31, 2010, the unpaid balance, including principal and accrued interest, of $101,371 was written off to bad debt expense.

NOTE 5 – COMMISSIONS PAYABLE

Commissions payable consist of commissions expense due to registered representatives and clearing organizations. As of December 31, 2011 and 2010, $326,453 and $479,647, respectively, were payable to registered representatives and clearing organizations.

NOTE 6 – EMPLOYMENT LIABILITIES

Employment liabilities at December 31, 2011 and 2010, consist of unpaid and accrued compensation, payroll taxes and paid time off totaling $179,451 and $116,378, respectively.

NOTE 7 – NOTE PAYABLE

In December 2011, the Company entered into a note payable agreement related to financed insurance premiums. The terms of the agreement require monthly installments of $18,877, which include interest at a rate of 3.50%. The balance is due in September 2012. At December 31, 2011, the unpaid balance was $167,441.

In December 2010, the Company entered into a note payable agreement related to financed insurance premiums. The terms of the agreement required monthly installments of $18,081, which included interest at a rate of 6.51%. The balance was paid in full in September 2011.

NOTE 8 – EMPLOYEE BENEFIT PLAN

On January 1, 2005, Asset Marketing Systems Insurance Services, LLC instituted a 401(k) plan (the "Plan") in which AMS and the Company's employees may participate if they are 18 years or older and after they have been employed one full month with a minimum one hour of actual service performed. An employee may contribute up to the maximum allowed by Internal Revenue Service ("IRS") regulations. There is no Company matching of employees' contributions.

NOTE 9 – NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $50,000 or 6-2/3% of aggregated indebtedness ($71,907 and $66,898 at December 31, 2011 and 2010, respectively), whichever is higher.

At December 31, 2011 and 2010, the Company had net capital of $730,531 and $757,230, respectively, which was $658,624 and $690,332, respectively, in excess of its required minimum net capital and the ratios of aggregate indebtedness to net capital were 1.48 to 1 and 1.33 to 1, respectively.

NOTE 10 – INCOME TAXES

Significant components of the provision for income taxes for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Current expense:		
Federal	$ -	$ 12,013
State	23,055	14,653
	23,055	26,666
Deferred (benefit) expense:		
Federal	(28,000)	19,000
State	800	-
	(27,200)	19,000
(Benefit) provision for income taxes	$ (4,145)	$ 45,666

Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

	2011	2010
Deferred tax assets:		
Start-up costs	$ 110,000	$ 123,000
Accrued expenses	45,000	24,000
Net operating losses	419,000	375,000
Bad debt allowance	5,000	8,000
Depreciation and amortization	(1,000)	1,000
	578,000	531,000
Deferred tax liabilities:		
Prepaid expense	15,000	13,000
Total	563,000	518,000
Valuation allowance	(363,000)	(346,000)
Net deferred tax assets	$ 200,000	$ 172,000

NOTE 10 – INCOME TAXES (continued)

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and expected carry-forwards are available to reduce taxable income. The Company records a valuation allowance when, in the opinion of management, it is more likely than not, the Company will not realize some or all deferred tax assets. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance. The valuation allowance increased by $17,000 and decreased by $14,000 during 2011 and 2010, respectively. At December 31, 2011, the Company had federal and California net operating loss carry-forwards of approximately $1,029,000 and $1,185,000, respectively. The federal and state tax loss carry-forwards will begin to expire in 2026 and 2017 respectively, unless previously utilized. California has limited the utilization of net operating loss carry-forwards for the years ended 2011 and 2010. For both the years ended December 31, 2011 and 2010, the Company did not utilize federal net operating loss carry-forwards to reduce income tax expense.

The effective tax rate based on income taxes as a percentage of income before income taxes, varied from the federal statutory rate of 34% for the years ended December 31, 2011 and 2010 primarily as a result of state income taxes and the valuation allowance.

The Company is subject to U.S. federal or state income tax examinations by tax authorities for years after 2007. During the periods open to examination, the Company has net operating loss and tax credit carry-forwards for U.S. federal and state tax purposes that have attributes from closed periods. Since these net operating losses and tax credit carry-forwards may be utilized in future periods, they remain subject to examination.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Operating Lease

In January 2010, the Company entered into a sublease agreement with the Parent company to lease office space. The sublease commenced on April 1, 2010 and expires July 31, 2013. Rent expense totaled $107,610 and $93,708 for the years ended December 31, 2011 and 2010, respectively.

Future minimum rental payments are as follows:

Year Ending December 31:	
2012	$ 110,847
2013	66,211
Total	$ 177,058

NOTE 11 – COMMITMENTS AND CONTINGENCIES (continued)

Legal Matters

During 2009 and 2010 Madison Avenue Securities provided information to the Securities and Exchange Commission (the "SEC") to aide in their investigation pertaining to a product sponsor. The sponsor's product had been on the Company's approved product list. Similar information was also provided to FINRA at their request. As of December 31, 2010 the SEC had not yet concluded their investigation on the product sponsor, however, in 2011 the SEC notified the product sponsor's counsel that the investigation had been closed with no further action. The Company was not the focus of the SEC inquiry thus there was no action taken with regards to the Company. In February 2012, FINRA notified the Company that they had made a preliminary determination to recommend possible disciplinary action against the Company and certain of its Directors and former officers with respect to this matter. The Company intends to vigorously defend any such action. Due to the preliminary nature of this notification, it is too soon for management to make a detemination as to the potential outcome.

In November 2010, a complaint was filed against the Company in connection with activities of a former registered representative outside the scope of the Company's normal business. The complaint was filed by a client ("Investor") of the former registered representative. In 2011, additional claims were brought against the Company by the Illinois Department of Securities and various alleged investors of the former registered representative. The Company is vigorously defending itself in connection with these proceedings and has either filed or is in the process of filing motions to dismiss in most of these cases, all of which are at preliminary stages of pleading or discovery. Due to the preliminary nature of these proceedings, it is too early for management to make a detemination as to the potential outcome ofthese claims.

NOTE 12 – RELATED PARTY TRANSACTIONS

In 2011 and 2010, the Company paid dividends to the Parent totaling $0 and $375,000, respectively. In the same two years, the Parent paid operating expenses under the expense sharing agreement on behalf of the Company in the amounts of $2,047,772 and $1,926,165, respectively. The Company made repayments of operating expenses to the Parent of approximately $2,065,000 and $1,802,000 for the years ended December 31, 2011 and 2010, respectively. The balances owed to the Parent at the end of 2011 and 2010 were $118,655 and $139,564, respectively.

SUPPLEMENTAL INFORMATION

MADISON AVENUE SECURITIES, INC.
Schedule I
COMPUTATIONS OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2011 and 2010

	2011	2010
NET CAPITAL		
Total stockholder's equity	$ 1,257,382	$ 1,328,210
Deductions:		
Cash	86	401
Commissions receivable	21,566	27,297
Registered representative receivables	63,402	144,593
Prepaid expenses	139,565	126,510
Income taxes receivable	21,200	22,000
Property and equipment, net	4,001	3,946
Goodwill	64,000	64,000
Deferred tax assets	200,000	172,000
Other assets	9,573	9,573
Total deductions	523,393	570,320
Net capital before haircuts on securities positions	733,989	757,890
Haircuts on securities	3,458	660
Net capital	730,531	757,230
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness or $50,000, whichever is greater)	71,907	66,898
EXCESS NET CAPITAL	$ 658,624	$ 690,332
Aggregate indebtedness	$ 1,078,608	$ 1,003,466
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.48 to 1	1.33 to 1

MADISON AVENUE SECURITIES, INC.
Schedule II
RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2011

NET CAPITAL		
Net capital as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$	746,583
Adjustments:		
Registered representative receivable		(4,200)
Income tax receivable		(800)
Deferred tax assets		28,000
Income tax expense		(23,000)
Legal fees expense		(8,552)
Clearing charge expense		(7,500)
Net capital, as adjusted	$	730,531
AGGREGATE INDEBTEDNESS		
Aggregate indebtedness as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$	1,062,556
Adjustments:		-
Accrued expenses		12,233
Related party payable		(3,681)
Clearing firm payable		7,500
Aggregate indebtedness, as adjusted	$	1,078,608

MADISON AVENUE SECURITIES, INC.
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2011 and 2010

A computation of reserve requirement is not applicable to Madison Avenue Securities, Inc., as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

MADISON AVENUE SECURITIES, INC.
SCHEDULE IV
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2011 and 2010

Information relating to possession or control requirements is not applicable to Madison Avenue Securities, Inc., as the Company qualifies for exemption under the Rule 15c3-3 (k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation

Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder of
Madison Avenue Securities, Inc.
San Diego, California

In planning and performing our audit of Madison Avenue Securities, Inc. ("Company") financial statements, as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Company financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
February 22, 2012

PKF
Certified Public Accountants
A Professional Corporation